SO 4/13/05

05042040

VF 4-28-05

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
APR 2 9 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
B- 50650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookshire Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
01

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 West Las Olas Blvd. Suite 840
(No. and Street)

Fort Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy B. Ruggiero 954-714-9008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horkey & Associates P.A.
(Name – *if individual, state last, first, middle name*)

8211 W Broward Blvd. PH1 (Address) Plantation (City) FL (State) 33324 (Zip Code)

CHECK ONE:

XX Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. [illegible], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookshire Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Theresa LeBlanc
Commission # DD [illegible]
Expires Sep. 16, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Statements of Financial Position 3

Statements of Operations and Retained Earnings 4

Statements of Cash Flows 5

Statements of Stockholders' Equity 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTARY INFORMATION:

Computation of Net Capital, Basic Net Capital Requirement, and Aggregate Indebtedness 12

Reconciliation of the Computation of Net Capital and Exemptive Provision Under Rule 15c3-3 13

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3 14

Statement of Changes in Liabilities Subordinated to General Creditors 16

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST*, CFM** – fhorkey@horkeycpa.com
William Diamond, CPA, CFST* – wdiamond@horkeycpa.com
Michael E. Vetter – mvetter@horkeycpa.com
Eugene D. Worsham – gworsham@horkeycpa.com
Linda M. Arnold, CPA – larnold@horkeycpa.com

* Certified in Florida Sales Tax
**Certified Family Mediator

INDEPENDENT AUDITORS' REPORT

February 25, 2005

Board of Directors and Stockholders
Brookshire Securities Corporation
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of Brookshire Securities Corporation (the Company) as of December 31, 2004 and 2003 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookshire Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CPA
The CPA. Never Underestimate The Value

8211 West Broward Blvd. PH1 - Fifth Floor, Plantation, FL 33324-2745
Telephone: (954) 577-9700 • Facsimile: (954) 475-1897
FEI 65-0266803

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12, 13 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 72,281	$ 25,854
Investment - Available for Sale	81,620	3,300
Accounts Receivable - Trade	20,000	25,142
Accounts Receivable - Other	1,824	-
Prepaid Expenses	11,416	9,695
Total Current Assets	187,141	63,991
Total Assets	$ 187,141	$ 63,991
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 2,848	$ 1,029,455
Payroll Taxes Payable	127	1,401
Total Current Liabilities	2,975	1,030,856
STOCKHOLDER'S EQUITY		
Common Stock	11	11
Additional Paid in Capital	449,989	349,989
Retained Earnings (Deficit)	(265,834)	(1,316,865)
Total Stockholder's Equity	184,166	(966,865)
Total Liabilities and Stockholder's Equity	$ 187,141	$ 63,991

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Commissions	$ 71,109	$ 71,861
Investment Banking	659,841	352,065
Consulting Fee	303,303	126,114
Other Income	-	7,531
	1,034,253	557,571
OPERATING EXPENSES		
Clearing Fees	43,193	27,826
Management Fees	427,937	404,941
Salaries and Wages	144,558	40,500
Other Operating Expenses	359,039	100,725
	974,727	573,992
INCOME (LOSS) FROM OPERATIONS	59,526	(16,421)
OTHER INCOME (EXPENSES):		
Realized Trading Gains (Losses)	(1,323)	1,440
Interest Income	2,053	1,012
Arbitrations	-	(16,712)
Judgement (Expense) Settlement	923,455	(1,012,743)
Total Other Income (Expenses)	924,185	(1,027,003)
NET INCOME	983,711	(1,043,424)
OTHER COMPREHENSIVE INCOME		
Unrealized Gains on Securities		
Unrealized Holding Gains Arising During the Period	67,320	-
Total Other Comprehensive Income	67,320	-
COMPREHENSIVE INCOME	1,051,031	(1,043,424)
RETAINED EARNINGS (DEFICIT) - BEG. OF YEAR	(1,316,865)	(273,441)
RETAINED EARNINGS (DEFICIT) - END OF YEAR	$ (265,834)	$ (1,316,865)

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,051,031	$ (1,043,424)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized Holding Gains	(67,320)	-
Changes in Assets and Liabilities:		
(Increase) Decrease in Investments - Available for Sale - Cost Basis	(11,000)	-
(Increase) Decrease in Accounts Receivable	3,318	26,679
(Increase) Decrease in Prepaid Expenses	(1,721)	(3,115)
Increase (Decrease) in Accounts Payable and Accrued Expenses	(1,027,881)	1,030,356
Total Adjustments	(1,104,604)	1,053,920
Net Cash Provided (Used) by Operating Activities	(53,573)	10,496
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional Paid in Capital During the Year	100,000	-
Net Cash Provided (Used) By Financing Activities	100,000	-
NET INCREASE (DECREASE) IN CASH	46,427	10,496
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	25,854	15,358
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 72,281	$ 25,854
Supplemental Disclosure:		
Interest paid	$ -	$ -

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF STOCKHOLDERS EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common		Retained	Paid in	
	No. of Shares	Amount	Earnings	Capital	Total
Balance January 1, 2003	11,000	$ 11	$ (273,441)	$ 349,989	$ 76,559
Net Income (Loss)	-	-	(1,043,424)	-	(1,043,424)
Additional Paid in Capital	-	-	-	-	-
Balance December 31, 2003	11,000	$ 11	$ (1,316,865)	$ 349,989	$ (966,865)
Net Income (Loss)	-	-	1,051,031	-	1,051,031
Additional Paid in Capital	-	-	-	100,000	100,000
Balance December 31, 2004	11,000	$ 11	$ (265,834)	$ 449,989	$ 184,166

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

A. **Summary of Significant Accounting Policies**

Business and Organization - Brookshire Securities Corporation (the Company), a Delaware Corporation, is a securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company was incorporated in October, 1996 but did not commence operations until January, 1998

The Company is a wholly owned subsidiary of Brookshire Holdings, Inc. (see Note C).

The Company manages its customer security accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. This broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction. Revenue from investment banking and consulting is recognized when earned.

Income Taxes - The Company's operations are included on the tax return of Brookshire Holdings, Inc. The Company and its parent have elected "S" corporation status, which means that, as a general rule, the Company and its parent pay no corporate income taxes themselves, and any income, losses, and related tax credits flow through to the parent company's stockholders and are included on their individual income tax returns.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from December 31, 2004.

B. **Contingent Asset**

During the year ended December 31, 2003, the Company also received an additional 250,000 shares of Datafuzion, Inc., formerly Urology Partners of America, Inc. in return for additional services provided related to underwriting work performed in previous years. Since there is no open market for these shares, no income was recorded on the Company' books for the receipt of the additional shares during the years ended December 31, 2004 and 2003.

C. **Related Party Transactions**

The Company and its parent have an agreement to share office facilities and certain overhead costs. During the years ended December 31, 2004 and 2003, the Company's parent incurred substantial expenses on behalf of the Company, and charged a fee which in part includes an overhead allocation to the Company to recover some of these costs. The agreement also provides that the parent may provide additional sources of funds to the Company. The Company paid its parent approximately $428,000 and $405,000 in fees for the years ended December 31, 2004 and 2003, respectively.

D. **Restrictions on Cash**

The Company has a deposit of $25,000 with its clearing broker. This deposit is restricted under the agreement with the clearing broker and is also used to maintain the Company's minimum net capital requirements.

E. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of:

Net Capital Ratio		4.15%
Net Capital (Deficiency)	$	71,654
Minimum Net Capital Required		5,000
Excess Net Capital	$	66,654

F. **Stockholders' Equity**

The Company is authorized to issue 10,000 shares of voting common stock and 10,000 shares of non-voting common stock, par value $.001 per share, of which 10,000 of the voting and 1,000 of the non-voting stock have been issued to the Company's parent. The common stock was divided into the two voting classes and ownership interests as follows at December 31, 2004:

a. 10,000 shares are voting securities and may be held only by a person duly licensed as an operations, financial, municipal and options principal with the National Association of Securities Dealers, Inc., and who has been approved in writing by all the holders of non-voting common stock and;

b. 1,000 shares are non-voting securities, but in all other respects identical to the voting common stock.

A summary of stockholders' equity at December 31, 2004 and 2003 is shown in the statements of stockholders' equity as part of these financial statements.

G. **Concentrations**

During the year ended December 31, 2004, the Company derived 33% of its income from two investment banking and consulting customers. During the year ended December 31, 2003, the Company derived approximately 61% of its income from four investment banking and consulting customer.

H. **Settlement of Previous Year NASD Arbitration Award**

As of December 31, 2003 the Company was party to an arbitration commenced at the San Francisco office of the National Association of Securities Dealers dated June 7, 2001 by a shareholder of the Company's parent. The lawsuit alleged that the Company breached its fiduciary duty and contract, committed fraud, made intentional misrepresentations and non-disclosures and violated federal racketeering laws.

In February 2004 the arbitration panel dismissed all claims related to trading losses in the account of the shareholder, but nevertheless ordered the Company to pay $1,000,000 and referred to a California state statute which was never entered to in evidence during the hearings. In addition, the Company was ordered to pay approximately $17,000 in costs. The Company, its president, and its FINOP (a previous shareholder of the parent) are jointly and severally liable for the award.

In June 2004 the Company was released from this award and settled this claim for the reduced amount of $100,000 which was actually paid by the transfer to stock valued at approximately that amount from the personal account of a stockholder of the parent company. This transfer of stock from the personal account of a stockholder of the parent company was treated as a capital contribution on the Company's books.

SUPPLEMENTARY INFORMATION

BROOKSHIRE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	184,166
Non-allowable Deductions and/or Charges		
Accounts Receivable not Collected in 30 Days		(17,152)
Prepaid Expenses		(11,416)
Petty Cash and Employee Advances		(2,324)
Investments Available for Sale		(81,620)
Haircuts on securities		-
Net Capital	$	71,654

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)		
a. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	198
b. Minimum Dollar Amount of Net Capital Required	$	5,000
Excess (Deficient) Net Capital	$	66,654

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$	2,975
Ratio of Aggregate Indebtedness to Net Capital		4.15%

BROOKSHIRE SECURITIES CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2004

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of December 31, 2004.

Net Capital Reported on Part IIA of Form X-17A-5	$	72,154
Net Audit Adjustments		-
Non-allowable assets not deducted on FOCUS		(500)
Haircuts Omitted from Form X-17A-5		-
Net Capital After Audit Adjustments	$	71,654

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (B) of the Rule.

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST*, CFM** – fhorkey@horkeycpa.com
William Diamond, CPA, CFST* – wdiamond@horkeycpa.com
Michael E. Vetter – mvetter@horkeycpa.com
Eugene D. Worsham – gworsham@horkeycpa.com
Linda M. Arnold, CPA – larnold@horkeycpa.com

* Certified in Florida Sales Tax
**Certified Family Mediator

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

February 25, 2005

Board of Directors and Stockholders
Brookshire Securities Corporation
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of Brookshire Securities Corporation (the Company) for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CPA
The CPA. Never Underestimate The Value
8211 West Broward Blvd. PH1 - Fifth Floor, Plantation, FL 33324-2745
Telephone: (954) 577-9700 • Facsimile: (954) 475-1897
FEI 65-0266803

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horkey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida

BROOKSHIRE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2004 and 2003

Liabilities Subordinated	$ -

No liabilities were subordinated to general creditors in 2004 or 2003.